Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Nine Months Ended
	2012	2013	2014	2015	2016	December 31, 2016
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,291	$1,260	$1,016	$1,115	$1,084	$875
Add: Fixed charges	115	113	123	125	128	88
Total earnings available for fixed charges	$1,406	$1,373	$1,139	$1,240	$1,212	$963
Fixed charges:
Interest expense (1)	$64	$64	$75	$77	$81	$67
Interest portion of rental expense	51	49	48	48	47	21
Total fixed charges	$115	$113	$123	$125	$128	$88
RATIOS OF EARNINGS TO FIXED CHARGES	12.23	12.15	9.26	9.92	9.47	10.94
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness